# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALX ONCOLOGY HOLDINGS INC, CIK 0001810182
CUSIP: 00166B105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 323 Allerton Avenue, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 02/02/2026
Filed by CIK 0001504130
Persons authorized to receive notices and communications: David Pezeshki, 1700 Owens Street, Suite 595, San Francisco, California (CA), 94158, (415) 800-0800

## Reporting persons
- venBio Global Strategic Fund, L.P. (CIK 0001504130): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 4,431,600; sole dispositive power 0; shared dispositive power 4,431,600; aggregate amount beneficially owned 4,431,600 (3.4% of the class)
- venBio Global Strategic Fund II L.P. (CIK 0001634632): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 8,453,038; sole dispositive power 0; shared dispositive power 8,453,038; aggregate amount beneficially owned 8,453,038 (6.4% of the class)
- venBio Global Strategic GP, L.P. (CIK 0001770834): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,431,600; sole dispositive power 0; shared dispositive power 4,431,600; aggregate amount beneficially owned 4,431,600 (3.4% of the class)
- venBio Global Strategic GP II, L.P. (CIK 0001729409): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,453,038; sole dispositive power 0; shared dispositive power 8,453,038; aggregate amount beneficially owned 8,453,038 (6.4% of the class)
- venBio Global Strategic GP, Ltd. (CIK 0001770835): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,431,600; sole dispositive power 0; shared dispositive power 4,431,600; aggregate amount beneficially owned 4,431,600 (3.4% of the class)
- venBio Global Strategic GP II, Ltd. (CIK 0001729408): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,453,038; sole dispositive power 0; shared dispositive power 8,453,038; aggregate amount beneficially owned 8,453,038 (6.4% of the class)
- Adelman Robert J (CIK 0001329161): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 99,406; shared voting power 12,884,638; sole dispositive power 99,406; shared dispositive power 12,884,638; aggregate amount beneficially owned 12,984,044 (9.9% of the class)
- GOODMAN COREY S (CIK 0001278411): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 111,541; shared voting power 13,052,008; sole dispositive power 111,541; shared dispositive power 13,052,008; aggregate amount beneficially owned 13,163,549 (10% of the class)
  Comment: The amounts reported in rows 7 and 9 reflect the number of shares that Mr. Goodman has the right to acquire upon the exercise of stock options exercisable within 60 days of the date of this filing.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: ALX ONCOLOGY HOLDINGS INC
Address of issuer's principal executive offices: 323 Allerton Avenue, South San Francisco, California (CA), 94080
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed by the undersigned, pursuant to Section 240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on October 1, 2020, (the "Initial Schedule 13D") with respect to the shares of common stock, par value $0.001 per share (the "Common Stock"), of ALX Oncology Holdings Inc. (the "Issuer"), whose principal executive offices are located at 323 Allerton Avenue, South San Francisco, California, 94080.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Fund II purchased 3,184,713 shares of Common Stock, at a price of $1.57 per share, in a registered underwritten follow-on offering by the Issuer that closed on February 2, 2026 (the "February 2026 Offering"), for an aggregate purchase price of approximately $5,000,000. The source of funds for these purchases was the working capital of Fund II.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 1 is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and supplemented as follows:

The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on the sum of (i) 54,218,001 shares of Common Stock outstanding as of October 31, 2025, as disclosed in the quarterly report for the quarterly period ended September 30, 2025 on Form 10-Q filed by the Issuer on November 7, 2025, (ii) 76,979,112 shares of Common Stock issued in the February 2026 Offering, which closed on February 2, 2026, and (iii) for purposes of calculating Mr. Goodman's beneficial ownership percentage, 111,541 Shares that Mr. Goodman has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing.
Number of shares as to which each person has sole or shared power to vote or dispose:
Fund I directly holds 3,969,789 shares of Common Stock and SPV holds 461,811 shares of Common Stock. As the sole owner of SPV, Fund I may be deemed to beneficially own the shares held by SPV. As the sole general partner of Fund I, General Partner I may be deemed to beneficially own the shares held by Fund I and as the sole general partner of the General Partner I, GP Ltd. I may be deemed to beneficially own the shares held by Fund I.

Fund II directly holds 8,453,038 shares of Common Stock. As the sole general partner of Fund II, General Partner II may be deemed to beneficially own the shares held by Fund II and as the sole general partner of General Partner II, GP Ltd. II may be deemed to beneficially own the shares held by Fund II.

As directors of GP Ltd. I and GP Ltd. II, each of Mr. Adelman and Mr. Goodman may be deemed to beneficially own the shares held by Fund I and Fund II.

In addition, Mr. Adelman may be deemed to beneficially own 99,406 shares of Common Stock he holds directly, and Mr. Goodman may be deemed to beneficially own (i) 113,287 shares of Common Stock held of record by the Goodman Barinaga Trust, for which Mr. Goodman serves as trustee, (ii) 54,083 shares of Common Stock held of record by Emaldi Corporation, for which Mr. Goodman serves as a director, and (iii) 111,541 shares of Common Stock Mr. Goodman has the right to acquire upon the exercise of stock options exercisable within 60 days of the date of this filing.
Transactions in the class effected during the past sixty days: The response to Item 3 of this Schedule 13D is incorporated by reference herein. In addition, on January 20, 2026, Mr. Goodman was awarded, in his capacity as a director of the Issuer, 40,400 stock options, which vest in 12 monthly installments beginning on February 20, 2026. Except as set forth in this Amendment No. 1, no transactions in shares of Common Stock have been effected by the Reporting Persons within the past 60 days.

## Signatures
- venBio Global Strategic Fund, L.P.: /s/ David Pezeshki, David Pezeshki, as attorney-in-fact for Corey Goodman and Robert Adelman, Directors of the General Partners (02/04/2026)
- venBio Global Strategic Fund II L.P.: /s/ David Pezeshki, David Pezeshki, as attorney-in-fact for Corey Goodman and Robert Adelman, Directors of the General Partners (02/04/2026)
- venBio Global Strategic GP, L.P.: /s/ David Pezeshki, David Pezeshki, as attorney-in-fact for Corey Goodman and Robert Adelman, Directors of the General Partner (02/04/2026)
- venBio Global Strategic GP II, L.P.: /s/ David Pezeshki, David Pezeshki, as attorney-in-fact for Corey Goodman and Robert Adelman, Directors of the General Partner (02/04/2026)
- venBio Global Strategic GP, Ltd.: /s/ David Pezeshki, David Pezeshki, as attorney-in-fact for Corey Goodman and Robert Adelman, Directors (02/04/2026)
- venBio Global Strategic GP II, Ltd.: /s/ David Pezeshki, David Pezeshki, as attorney-in-fact for Corey Goodman and Robert Adelman, Directors (02/04/2026)
- Adelman Robert J: /s/ David Pezeshki, David Pezeshki, as attorney-in-fact (02/04/2026)
- GOODMAN COREY S: /s/ David Pezeshki, David Pezeshki, as attorney-in-fact (02/04/2026)
Comment: This Schedule 13D was executed by David Pezeshki on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 99.2 to the Initial Schedule 13D filed October 1, 2020.